Exhibit 99.1

Annex A

(1)	Fluence Energy, LLC, a Delaware limited liability company (the “Company”) was established in January 2018. On December 27, 2020, the Company entered into a subscription agreement with QIA Florence Holdings LLC (‘‘QFH’’) for the issuance of 1,250,000 Class B units for a total value of $125,000,000. On October 27, 2021, as part of certain organizational transactions in connection with the Company's initial public offering, Qatar Holding LLC, an affiliate of Qatar Investment Authority and the owner of QFH, exchanged interests in QFH for 18,493,275 shares of the Company’s Class A common stock as consideration in the organizational transactions.